UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

bluebird bio, Inc.
File Nos. 333-188605 and 1-35966

CF#33908

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bluebird bio, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 14, 2013, as amended, a Form 10-Q filed on November 14, 2013 and a Form 10-Q filed on May 6, 2015.

Based on representations by bluebird bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit		Form		Filed on		Confidential Treatment Granted
10.6		S-1		May 14, 2013		through May 21, 2019
10.7		S-1		May 14, 2013		through May 21, 2019
10.8		S-1		May 14, 2013		through May 21, 2019
10.10		S-1		May 14, 2013		through May 21, 2019
10.11		S-1		May 14, 2013		through June 2, 2018
10.2		10-Q		November 14, 2013		through May 21, 2019
10.10		10-Q		May 6, 2015		through May 21, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary